SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 10, 2008

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

Investors Relations Release

THIS RELEASE IS NEITHER AN OFFER TO PURCHASE

NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF SPEEDEL

Novartis buys additional 51.7% stake in Speedel and announces plans to acquire remaining shares in a mandatory public tender offer

•	Novartis and Speedel have a long-standing collaboration based on financial support for Speedel creation in 1998 and development of Tekturna/Rasilez

•	Speedel pipeline provides access to many R&D projects targeting cardiovascular disease, including a range of direct renin inhibitors

•	Ownership of Speedel provides greater flexibility and speed in development of Tekturna/Rasilez and also ends royalty and manufacturing fee payments

•	After acquiring a 51.7% stake directly from major Speedel shareholders for CHF 130 per share in cash, Novartis now holds 61.4% of Speedel

•	Novartis will commence a mandatory tender offer to acquire the remaining Speedel shares at the same price

Basel, July 10, 2008 – Novartis announced today the purchase of an additional 51.7% stake in Speedel Holding Ltd. (SWX: SPPN) and plans to acquire the remaining shares in the Swiss biopharmaceutical company through a mandatory public tender offer.

Novartis has a long-standing collaboration with Speedel, whose R&D pipeline is a strong fit with the leading global position of Novartis in cardiovascular disease. The full acquisition of Speedel, excluding the 9.7% stake held by Novartis before these transactions, is expected to cost CHF 907 million (or about USD 880 million).

“This step is a natural development in our collaboration, one that has created a successful breakthrough approach to helping patients with cardiovascular disease,” said Joseph Jimenez, CEO of Novartis Pharma AG. “With the integration of Speedel into Novartis, we can accelerate development of Tekturna/Rasilez, particularly in combination with other medicines, and further advance Speedel’s pipeline of novel compounds.”

In 1998, Novartis provided funding for Speedel and rights to early-stage development of Tekturna/Rasilez (aliskiren). These rights were reacquired in 2002, and Novartis conducted out Phase III trials that led to US and European approvals in 2007 as the first new type of high blood pressure medicine – known as direct renin inhibitors – in more than a decade.

Speedel’s pipeline targets hypertension and builds on the promise of direct renin inhibitors seen with Tekturna/Rasilez. Follow-on direct renin inhibitor projects include SPP635 (Phase II) as well as SPP1148 and SPP676 (Phase I). Other projects include SPP2745, a preclinical compound in the aldosterone synthase inhibitor class being investigated for potential benefits in treating patients with various cardiovascular diseases.

Renin is the key enzyme at the top of the Renin Angiotensin System (RAS), an important regulator of blood pressure. Direct renin inhibition is believed to provide additional benefits – including end-organ protection – beyond current therapies for patients suffering from cardiovascular diseases such as high blood pressure, chronic renal failure and congestive heart failure. High blood pressure and its effects are the world’s No. 1 killer and affects about one billion people worldwide, according to the American Heart Association.

Known as Tekturna in the US and Rasilez in the rest of the world, this medicine will continue to benefit from the unrivaled position of Novartis in cardiovascular disease thanks to a portfolio that includes Diovan (valsartan) – the world’s top-selling branded high blood pressure medicine – and one of the industry’s most highly rated sales forces.

Various single-tablet therapies are being developed that combine Tekturna/Rasilez with other high blood pressure medicines. A combination with a diuretic was approved in the US, with a European submission awaiting approval. Another combination in development involves Diovan, the leader in the angiotensin receptor blocker (ARB) class.

The ASPIRE HIGHER program, which was initiated by Novartis, involves 14 clinical trials underway to explore the potential of direct renin inhibition in cardiovascular disease and end-organ protection. First results are expected to become available in 2011/2012.

Following the acquisition, Novartis will have greater flexibility and speed in the development of Tekturna/Rasilez and no longer make royalty and other manufacturing fee payments to Speedel.

Transaction terms

On July 9, 2008, Novartis acquired an additional 51.7% stake in Speedel through a series of off-exchange transactions with major Speedel shareholders for CHF 130 per share in cash. These included a 21.5% stake from Dr. Alice Huxley, a co-founder of Speedel and the company’s CEO. Novartis now holds 4.8 million shares of Speedel, or 61.4% of the outstanding Speedel shares. As of June 30, 2008, Speedel had 7.8 million registered outstanding shares (or a total of 7.9 million shares on a fully diluted basis).

In accordance with Swiss law, Novartis will commence a mandatory tender offer to acquire the remaining shares of Speedel. All participating shareholders will be offered the same price of CHF 130 per share in cash. This represents an 80% premium to the volume-weighted average price of Speedel’s shares for the 60 trading days prior to this announcement, which was CHF 72.19 per share.

Total acquisition costs are estimated at CHF 907 million (or about USD 880 million). This comprises CHF 928 million to acquire the fully diluted share capital of Speedel (excluding 9.7% already owned by Novartis) and costs to redeem Speedel’s convertible bonds at a required 16% premium to face value, less Speedel’s estimated current cash. This transaction will be financed through the Group’s financial resources. Speedel’s activities are planned to be integrated into Novartis, with anticipated annual cost synergies of approximately USD 30 million achieved within two years after closing.

Disclaimer

This release contains certain forward-looking statements relating to the proposed acquisition by Novartis of shares in Speedel and to the respective businesses of Novartis and Speedel. Such forward-looking statements are not historical facts and can generally be identified by the use of forward-looking terminology such as “expected”, “will”, “estimated”, “would”, “could”, “potential”, “may”, “opportunities”, “pipeline”, “further advance” or similar expressions, or by express or implied discussions regarding potential future sales or earnings of Novartis; or by discussions of strategy, plans, expectations or intentions or potential synergies, strategic benefits or opportunities that may result from the proposed acquisition. Such forward-looking statements reflect the current plans, expectations, objectives, intentions or views of Novartis with respect to future events and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. In particular, there can be no guarantee that the proposed acquisition will be completed in the expected form or within the expected time frame or at all. Nor can there be any guarantee that Novartis will achieve any particular future financial results or future growth rates or that Novartis will be able to realize any of the potential synergies, strategic benefits or opportunities as a result of the proposed acquisition. Among other things, the expectations of Novartis could be affected by unexpected regulatory actions or delays or government regulation generally, as well as other risks and factors referred to in Novartis AG’s Forms 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

This announcement is not an offer to purchase or the solicitation of an offer to sell shares of Speedel. Any offers to purchase or solicitation of offers to sell will be made only pursuant to a formal offer by Novartis. Shareholders are strongly advised to read the terms of the offer carefully when they are available because they will contain important information. Neither the offer to purchase will be made to, nor will tenders pursuant to the offer to purchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer to purchase would violate that jurisdiction’s laws.

About Speedel

Speedel is a Swiss biopharmaceutical company and world leader in developing renin inhibition, a promising new approach with significant potential for treating cardiovascular diseases. Approximately 80 employees are located at headquarters and laboratories in Basel, Switzerland, as well as at offices in New Jersey and Tokyo. Speedel was founded in 1998 as a private company and listed on the SWX Swiss Exchange in September 2005. Further information is available at www.speedel.com.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused on growth areas in healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, and consumer health products. Novartis is the only company with leading positions in these areas. In 2007, the Group’s continuing operations (excluding divestments in 2007) achieved net sales of USD 38.1 billion and net income of USD 6.5 billion. Approximately USD 6.4 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 98,000 full-time associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

# # #

Novartis Investor Relations

Ruth Metzler-Arnold	+41 61 324 9980
Pierre-Michel Bringer	+41 61 324 1065	North America:
John Gilardi	+41 61 324 3018	Richard Jarvis	+1 212 830 2433
Thomas Hungerbuehler	+41 61 324 8425	Jill Pozarek	+1 212 830 2445
Isabella Zinck	+41 61 324 4353	Edwin Valeriano	+1 212 830 2456

Central phone no:	+41 61 324 7944
Fax:	+41 61 324 8444	Fax:	+1 212 830 2405
E-mail: investor.relations@novartis.com		E-mail: investor.relations@novartis.com

Novartis Media Relations

Eric Althoff	Michael Schiendorfer
Novartis Global Media Relations	Novartis Swiss Public Relations
+41 61 324 7999 (direct)	+41 61 324 9577 (direct)
+41 79 593 4202 (mobile)	+41 79 834 6418 (mobile)
eric.althoff@novartis.com	michael.schiendorfer@novartis.com

E-mail: media.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: July 10, 2008	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting